SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  1)

                          HARVEYS CASINO RESORTS
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                                 417826104
                              (CUSIP Number)

                              Nick G. Bouras
                     Richmont Capital Partners I, L.P.
                              4300 Westgrove
                           Dallas, Texas  75248
                              (214) 713-5000

                              with copies to:

                             Thomas W. Briggs
                        Kelly, Hart & Hallman, P.C.
                        201 Main Street, Suite 2500
                         Fort Worth, Texas  76102
                              (817) 332-2500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 4, 1996
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

1.   Name of Reporting Person:

     Richmont Capital Partners I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                                 / /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 763,300
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 763,300
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     763,300

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11): 7.8%


14.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     Nick G. Bouras

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 3,100
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,100
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     3,100

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Timothy M. Byrd

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):               / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 280
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 280
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     280

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                        / /



13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     David B. Holl

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 500
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 500
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Mark C. Landry

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 4,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Michael D. Weinberg

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a)  / /

                                                            (b)  /X/

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                    / /



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 400
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 400
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     400

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             / /



13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 18, 1996 ("Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Harveys Casino Resorts. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the
Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Item 2 Persons' (as hereinafter defined)
Schedule 13D with respect to Harveys Casino Resorts.

Item 1.   Security and Issuer.

     Item 1 is hereby restated in its entirety to read as follows:

     This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Harveys Casino Resorts, a Nevada corporation (the "Issuer"), which has its principal executive offices at Highway 50 and Stateline Avenue, P.O. Box 128, Lake Tahoe, Nevada, 89449.

Item 2.   Identity and Background.

     Item 2 is hereby restated in its entirety to read as follows:

     (a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon ("JPR"), New Arrow Corporation, a Delaware corporation ("New Arrow"), Mary Kay Inc., a Delaware corporation ("MKI"), Mary Kay Holding Corporation, a Delaware corporation ("Mary Kay"), Richard R. Rogers ("RRR"), Nick G. Bouras ("NGB"), Timothy M. Byrd ("TMB"), David B. Holl ("DBH"), Mark C. Landry ("MCL") and Michael D. Weinberg("MDW"). RCPI, JRIC, JPR, New Arrow, MKI, Mary Kay, RRR, NGB, TMB, DBH, MCL and MDW are hereinafter sometimes collectively referred to as the "Item 2 Persons."

     (b) - (c)

     RCPI

     RCPI is a Delaware limited partnership, the principal business of which is the management of Mary Kay's investments in marketable securities. The principal business address of RCPI, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to JRIC and New Arrow, the two general partners of RCPI, is set forth below.

     JRIC

     JRIC is a Delaware corporation, the principal business of which is serving as the managing general partner of RCPI. The principal business address of JRIC, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. A majority of the outstanding capital stock of JRIC is beneficially owned by JPR. Pursuant to General Instruction C to
Schedule 13D under the Act, information with respect to the executive officers and directors of JRIC is set forth in Schedule I attached hereto.

     JPR

     JPR's present principal occupation or employment is serving as President, Chief Executive Officer and Director of Mary Kay. JPR's business address is 16251 North Dallas Parkway, Dallas, Texas 75247.


     New Arrow

     New Arrow is a Delaware corporation, the principal business of which is serving as one of two general partners of RCPI. The principal business address of New Arrow, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. All of the outstanding capital stock of New Arrow is owned by MKI. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to the executive officers and directors of New Arrow is set forth in Schedule I attached hereto.

     MKI

     MKI is a Delaware corporation, the principal business of which is the production and distribution of cosmetics, toiletries and related products. The principal business address of MKI, which also serves as its principal office, is 16251 North Dallas Parkway, Dallas, Texas 75247. All of the outstanding capital stock of MKI is owned by Mary Kay. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to the executive officers and directors of MKI is set forth in Schedule I attached hereto.

     Mary Kay

     Mary Kay is a Delaware corporation that was organized in 1985 for the purpose of acquiring all the capital stock of MKI. Since such acquisition, Mary Kay has carried on substantially all its business activities through MKI. The principal business address of Mary Kay, which also serves as its principal office, is 16251 North Dallas Parkway, Dallas, Texas 75247. A majority of the capital stock of Mary Kay is beneficially owned by RRR. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to the executive officers and directors of Mary Kay is set forth in Schedule I attached hereto.

     RRR

     RRR's present principal occupation or employment is serving as Chairman of the Board of Mary Kay. RRR's business address is 4300 Westgrove, Dallas, Texas 75248.

     NGB

     NGB's present principal occupation or employment is serving as President of Richmont Corporation ("Richmont"). NGB's business address is 4300 Westgrove, Dallas, Texas 75248.

     Richmont is a Delaware corporation. Richmont's principal businesses are business management, corporate acquisitions and investment management. The principal business address of Richmont, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248.

     TMB

     TMB's present principal occupation or employment is serving as Chief Financial Officer and Treasurer of Mary Kay. TMB's business address is 16251 North Dallas Parkway, Dallas, Texas 75247.

     DBH

     DBH's present principal occupation or employment is serving as Managing Director of Richmont. DBH's business address is 4300 Westgrove, Dallas, Texas 75248.

     MCL

     MCL's present principal occupation or employment is serving as Managing Director of Richmont. MCL's business address is 4300 Westgrove, Dallas, Texas 75248.

     MDW

     MDW's present principal occupation or employment is serving as a Portfolio Manager of Richmont. MDW's business address is 4300 Westgrove, Dallas, Texas 75248.

     (d)  None of the Item 2 Persons and none of the persons identified in
Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Item 2 Persons and none of the persons identified in
Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 (including those set forth in Schedule I attached hereto) are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby restated in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting persons to purchase shares of the Stock are as follows:

     Reporting Person    Source of Funds     Amount of Funds

          RCPI           Working Capital    $13,116,236.00

          NGB            Personal Funds      $   51,826.00

          TMB            Personal Funds      $    5,692.96

          DBH            Personal Funds      $    9,859.15

          MCL            Personal Funds      $   72,743.03

          MDW            Personal Funds      $    7,532.60

     None of the funds reported above was borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Common Stock. No other Item 2 Person has expended any funds to purchase or otherwise acquire any shares of the Common Stock.

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended and restated in its entirety to read as follows:

     The shares of Common Stock reported herein were purchased by the Item 2 Persons to provide them with a significant equity investment in the Issuer. The Item 2 Persons will continue to evaluate their investment in the Common Stock.

     Each of the Item 2 Persons may buy additional shares of the Common Stock and may sell all or a portion of the Common Stock it or he now owns or hereafter may acquire in the open market or otherwise on such terms and at such times as such Item 2 Person considers desirable. Any decision by an
Item 2 Person to increase, decrease or dispose of its or his position in the Common Stock would be based upon factors including but not limited to the business of the Issuer, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and other factors the Item 2 Person may deem material to its investment decision.

     The Item 2 Persons may conclude that their best interests are served by
(a) seeking to effect a change in control of the Issuer, including without limitation by proposing a merger or similar transaction between the Issuer and one of the Item 2 Persons, an affiliate of one of the Item 2 Persons, or a third party, (b) otherwise seeking to influence the management and policies of the Issuer to enhance the value of all the shares of Common Stock, including without limitation by discussing its or his investment with members of the investment community, including other stockholders or (c) soliciting proxies from stockholders of the Issuer with the objective of electing nominees to the Issuer's Board of Directors or for other corporate governance purposes.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals which may relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5.   Interest in the Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

     RCPI

     The aggregate number of shares of the Common Stock that RCPI owns beneficially, pursuant to Rule 13d-3 under the Act, is 763,300, which constitutes approximately 7.8% of the 9,806,930 shares of the Common Stock outstanding.

     JRIC

     Because of its position as one of two general partners of RCPI, JRIC may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 763,300 shares of the Common Stock, which constitutes approximately 7.8% of the 9,806,930 shares of the Common Stock outstanding.

     JPR

     Because of his position as the beneficial owner of a majority of the outstanding capital stock of JRIC, JPR may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 763,300 shares of the Common Stock, which constitutes approximately 7.8% of the 9,806,930 shares of the Common Stock outstanding.

     New Arrow

     Because of its position as one of two general partners of RCPI, New Arrow may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 763,300 shares of the Common Stock, which constitutes approximately 7.8% of the 9,806,930 shares of the Common Stock outstanding.

     MKI

     Because of its position as the sole stockholder of New Arrow, MKI may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 763,300 shares of the Common Stock, which constitutes approximately 7.8% of the 9,806,930 shares of the Common Stock outstanding.

     Mary Kay

     Because of its position as the sole stockholder of MKI, Mary Kay may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 763,300 shares of the Common Stock, which constitutes approximately 7.8% of the 9,806,930 shares of the Common Stock outstanding.

     RRR

     Because of his position as the beneficial owner of a majority of the outstanding capital stock of Mary Kay, RRR may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 763,300 shares of the Common Stock, which constitutes approximately 7.8% of the 9,806,930 shares of the Common Stock outstanding.

     NGB

     The aggregate number of shares of the Common Stock that NGB owns beneficially, pursuant to Rule 13d-3 under the Act, is 3,100, which constitutes less than 0.1% of the 9,806,930 shares of the Common Stock outstanding.

     TMB

     The aggregate number of shares of the Common Stock that TMB owns beneficially, pursuant to Rule 13d-3 under the Act, is 280 which constitutes less than 0.1% of the 9,806,930 shares of the Common Stock outstanding.

     DBH

     The aggregate number of shares of the Common Stock that DBH owns beneficially, pursuant to Rule 13d-3 under the Act, is 500, which constitutes less than 0.1% of the 9,806,930 shares of the Common Stock outstanding.

     MCL

     The aggregate number of shares of the Common Stock that MCL owns beneficially, pursuant to Rule 13d-3 under the Act, is 4,000, which constitutes less than 0.1% of the 9,806,930 shares of the Common Stock outstanding.

     MDW

     The aggregate number of shares of the Common Stock that MDW owns beneficially, pursuant to Rule 13d-3 under the Act, is 400, which constitutes less than 0.1% of the 9,806,930 shares of the Common Stock outstanding.

     (b)

     RCPI

     Acting through its two general partners, RCPI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 763,300 shares of the Common Stock.

     JRIC

     As one of two general partners of RCPI and acting through its majority stockholder, JRIC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 763,300 shares of the Common Stock.

     JPR

     As the beneficial owner of a majority of the outstanding capital stock of JRIC, JPR has shared power to vote or to direct the vote and to dispose or to direct the disposition of 763,300 shares of the Common Stock.

     New Arrow

     As one of two general partners of RCPI and acting through its sole stockholder, New Arrow has shared power to vote or to direct the vote and to dispose or to direct the disposition of 763,300 shares of the Common Stock.

     MKI

     As the sole stockholder of New Arrow and acting through its sole stockholder, MKI has shared power to vote or to direct the vote and to dispose or to direct the disposition of 763,300 shares of the Common Stock.

     Mary Kay

     As the sole stockholder of MKI and acting through its majority stockholder, Mary Kay has shared power to vote or to direct the vote and to dispose or to direct the disposition of 763,300 shares of the Common Stock.

     RRR

     As the beneficial owner of a majority of the outstanding capital stock of Mary Kay, RRR has shared power to vote or to direct the vote and to dispose or to direct the disposition of 763,300 shares of the Common Stock.

     NGB

     NGB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,100 shares of the Common Stock.

     TMB

     TMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 280 shares of the Common Stock.

     DBH

     DBH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500 shares of the Common Stock.

     MCL

     MCL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,000 shares of the Common Stock.

     MDW

     MDW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400 shares of the Common Stock.


     (c) None of the Item 2 Persons has effected any transactions in the Common Stock during the past 60 days.

     (d) - (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby restated in its entirety to read as follows:

     The description set forth in this Item 6 of the Leeds Agreement (as defined below) does not purport to be complete and is qualified in its entirety by reference to the Leeds Agreement, a copy of which was filed as
Exhibit 10.1 to this Schedule 13D Statement.

     On June 1, 1994, RCPI entered into an agreement (the "Leeds Agreement") with Leeds Group, Inc., a Delaware corporation ("Leeds"), pursuant to which RCPI agreed to compensate Leeds for services provided to RCPI based on RCPI's net profit on its investment in 300,000 shares of the Common Stock. Pursuant to the Leeds Agreement, if on May 31, 1996, RCPI had realized a net profit (as calculated pursuant to the terms of the Leeds Agreement) on shares of the Common Stock sold by RCPI prior to May 31, 1996 and on shares of the Common Stock held by RCPI on May 31, 1996 (up to a maximum of 300,000 shares of the Common Stock), a fee in cash or shares of the Common Stock equal to 20% of such net profit was to be paid to Leeds by RCPI. In addition, Leeds could assign its rights and obligations under the Leeds Agreement at any time to Jeffrey T. Leeds or Robert A. Bernstein. No payments, in cash or Common Stock, were paid by RCPI pursuant to the Leeds Agreement, and it expired pursuant to its terms.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.


     Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 10.1 - Agreement, dated as of June 1, 1994, by and between Richmont Capital Partners I, L.P. and Leeds Group, Inc. (previously filed)

Exhibit 99.1 - Joint Filing Agreement and Power of Attorney among Richmont Capital Partners, I. L.P., Nick G. Bouras, Timothy M. Byrd, David B. Holl and Mark C. Landry filed herewith. (previously filed)

                                Schedule I

     Name of Individual       Present Principal Occupation

     Richard R. Rogers        Chairman of the Board and Director of Mary Kay

     John P. Rochon           President and Director of JRIC; President,
                              Chief Executive Officer and Director of New
                              Arrow; President, Chief Executive Officer and
                              Director of Mary Kay

     Timothy M. Byrd          Vice President, Chief Financial Officer and
                              Treasurer of JRIC; Chief Financial Officer,
                              Treasurer and Director of New Arrow; Chief
                              Financial Officer and Treasurer of Mary Kay;
                              Director of MKI

     Nick G. Bouras           Vice President and Secretary of JRIC; Vice
                              President, Assistant Secretary and Director of
                              New Arrow.  Business Address: 4300 Westgrove,
                              Dallas, Texas 75248.

     Mary Kay Ash             Chairman Emeritus of the Board and Director of
                              MKI

     Richard C. Bartlett      Vice Chairman of Mary Kay; Director of MKI

     Larry E. Harley          President, U. S. Operations, of MKI

     Patrick E. Howard        Executive Vice President, Manufacturing Group,
                              and Director of MKI

     A. Raymond Patrick       President, The Americas, of MKI

     Ronald B. Clark          President, European Operations, of MKI

     Myra O. Barker, Ph.D.    Chief Scientific Officer and Director of MKI

     Curran Dandurand         Senior Vice President, Marketing Group, of MKI

     Ronald L. Smith          Chief Financial Officer and Treasurer of MKI

     Thomas J. Reynolds       Vice President of New Arrow

     R. Bradley Glendening    Secretary of New Arrow; Senior Vice President,
                              Secretary and General Counsel of Mary Kay and
                              MKI; Director of MKI

     Amelia DiGeso            Chief Administrative Officer of Mary Kay;
                              Senior Vice President, Human Resources, of MKI

     Bruce Wilke              Executive Vice President, Sales Group, of MKI

     Wilbur L. Smither, III   Senior Vice President and Chief Information
                              Officer of MKI

     Unless otherwise stated, the business address of each person named above is 16251 North Dallas Parkway, Dallas, Texas 75247.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 4th day of December, 1996


                              RICHMONT CAPITAL PARTNERS I, L.P.

                              By:  J.R. Investments Corp.,
                                   General Partner



                                   By:   /s/Nick G. Bouras
                                         Nick G. Bouras,
                                         Vice President

                                /s/ Nick G. Bouras
                              Nick G. Bouras


                                /s/ Nick G. Bouras
                              Nick G. Bouras
                              Attorney-in-Fact* for:

                                        Timothy M. Byrd
                                        David B. Holl
                                        Mark C. Landry
                                        Michael D. Weinberg

*    Pursuant to Power of Attorney previously filed as Exhibit 99.1.